

September 22, 2010

Lydall, Inc.
Paul G. Igoe
Vice President, General Counsel and Secretary
One Colonial Road
Manchester, CT 06045-0151
U.S.A.

       Re: **Lydall, Inc.**
             Form 10-K
             Filed March 17, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed February 26, 2010
             File No. 001-07665

Dear Mr. Igoe:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Amanda Ravitz
                    Branch Chief - Legal